SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ION Geophysical Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)
462044108
(CUSIP Number of Class of Securities (Underlying Common Stock))
David L. Roland, Esq.
Senior Vice President, General Counsel and Corporate Secretary
ION Geophysical Corporation
2105 CityWest Blvd.
Suite 400
Houston, Texas 77042-2839
(281) 933-3339
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Marc H. Folladori
Mayer Brown LLP
700 Louisiana, Suite 3400
Houston, Texas 77002-2730
(713) 238-3000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 23, 2009, ION Geophysical Corporation (“ION”) filed with the Securities and Exchange Commission (“SEC”) its Definitive Proxy Statement for the Annual Meeting of Stockholders of ION to be held on May 27, 2009 (the “Definitive Proxy Statement”), which contains, among other things, a proposal submitted to ION’s stockholders to approve an employee equity replenishment program that will permit ION’s employees (other than its chief executive officer and directors) to exchange certain outstanding stock options having exercise prices substantially above the current market price of ION common stock, and receive shares of ION common stock (the “Replenishment Program”). In connection with the Replenishment Program, ION is herewith filing the Definitive Proxy Statement.
The Definitive Proxy Statement does not constitute an offer to holders of ION’s outstanding stock options to exchange those options. The Replenishment Program may be commenced, if at all, before the Annual Meeting of Stockholders, but will not be completed unless and until ION’s stockholders approve the Replenishment Program proposal.
The Replenishment Program has not yet commenced. ION will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Replenishment Program. Persons who are eligible to participate in the Replenishment Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Replenishment Program.
In connection with the proposal to be voted on by ION’s stockholders to approve the Replenishment Program, ION has filed a Definitive Proxy Statement with the SEC and may file other relevant materials with the SEC. ION stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Replenishment Program because they will contain important information about the Replenishment Program proposal to be voted on by stockholders.
ION stockholders and optionholders will be able to obtain the written materials described above and other documents filed by ION with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and optionholders may obtain free copies of the documents filed by ION with the SEC by directing a written request to the following: ION Geophysical Corporation, 2105 CityWest Blvd., Suite 400, Houston, Texas 77042-2839, Attention: Senior Vice President, General Counsel and Corporate Secretary.

Item 12. Exhibits

Item 12. Exhibits

Exhibit Number	Description

99.1	Definitive Proxy Statement and Proxy Card for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 23, 2009, and incorporated herein by reference).